November 21, 2007

Ms. Julie Bell
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          Artistry Publications, Inc.
Registration Statement on Form SB-2
Filed October 26, 2007
File No. 333-146942

Dear Ms. Bell:

We represent Artistry Publications, Inc. (the “Company” or “Artistry”).  We are in receipt of your letter dated November 16, 2007 regarding the above referenced filing and the following are our responses:

Registration Statement

1.
The registration fee cannot be calculated in accordance with Rule 457(c) as there is no market for the common shares. Please revise the registration statement to recalculate the registration fee in accordance with the appropriate rule.

ANSWER:	The Company has revised this section to rely on Rule 457(o).

2.
Please tell us the basis for setting the share price in this offering at $.02. Your explanation should address the fact that the $.02 per share price was the original price paid by selling shareholders and discuss the fact that this prohibits them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay the additional filing fee.

ANSWER:
The offering price was set at $.02 per share pursuant to the price the shares were offered in the private placement memorandum.  The company has revised the Form SB-2 to reflect that the selling shareholders are not prohibited from making a profit.

Prospectus
Plan of Distribution_page 5

3.	Please revise the plan of distribution to identify the selling stockholders as deemed underwriters.

ANSWER:	The Company has revised the plan of distribution to identify the selling stockholders as deemed underwriters.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/  Gregg E. Jaclin
GREGG E. JACLIN